UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                SCHEDULE 13G


                  Under the Securities Exchange Act of 1934

                        (Amendment No. _____1_____)*


                              Vari-L Co., Inc.
                              (Name of Issuer)

                        COMMON STOCK, $0.01 PAR VALUE
                       (Title of Class of Securities)

                                  922150107
                               (CUSIP Number)


Check the following box if a fee is being paid with this statement. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Forstmann-Leff Associates Inc.
   13-3131718

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a)

                                                (b)


3  SEC USE ONLY



4  CITIZENSHIP OR PLACE OF ORGANIZATION

   New York


                    5  SOLE VOTING POWER
   NUMBER OF
     SHARES            298,300 shares
  BENEFICIALLY
    OWNED BY        6  SHARED VOTING POWER
      EACH
    REPORTING          None
     PERSON
      WITH
                    7  SOLE DISPOSITIVE POWER

                       380,900 shares

                    8  SHARED DISPOSITIVE POWER

                       None

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     380,900 shares

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    10.0%

12  TYPE OF REPORTING PERSON

    IA, CO

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   FLA Asset Management, Inc.
   13-29256626

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a)

                                                (b)


3  SEC USE ONLY



4  CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware


                    5  SOLE VOTING POWER
   NUMBER OF
     SHARES            None
  BENEFICIALLY
    OWNED BY        6  SHARED VOTING POWER
      EACH
    REPORTING          None
     PERSON
      WITH
                    7  SOLE DISPOSITIVE POWER

                       None

                    8  SHARED DISPOSITIVE POWER

                       None

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     None

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    0.0%

12  TYPE OF REPORTING PERSON

    IA, CO

Item 1(a) NAME OF ISSUER:

     Vari-L Co., Inc.

Item 1(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

     11101 E. 51st. Avenue
     Denver, CO  80239

Item 2(a) NAME OF PERSON FILING:

     See Item 1 of the cover pages attached hereto

Item 2(b) Address of Principal Business Office, or if none, residence:

     55 East 52nd Street
     New York, New York  10055

Item 2(c) CITIZENSHIP:

     See Item 4 of the cover pages attached hereto

Item 2(d) TITLE OF CLASS OF SECURITIES:

     Common Stock, par value $0.01

Item 2(e) CUSIP NUMBER:

          922150107

Item 3 Forstmann-Leff Associates Inc., a New York corporation, is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940 (the "Act"). FLA Asset Management, Inc. is a registered investment adviser under the Act and a subsidiary of Forstmann-Leff Associates Inc.

Item 4    OWNERSHIP:

     (a)  Amount beneficially owned:
          See Item 9 of the cover pages attached hereto

     (b)  Percent of Class:
          See Item 11 of the cover pages attached hereto

     (c)  See Items 5 through 8  of the cover pages attached hereto

Item 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          Not Applicable

Item 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
          PERSON:

          Not Applicable

Item 7    IDENTIFICATION AND CLASSIFICATION  OF THE SUBSIDIARY
          WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
          PARENT HOLDING COMPANY:

          Not Applicable

Item 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
          GROUP:

          Not Applicable

Item 9    NOTICE OF DISSOLUTION OF GROUP:

          Not Applicable

Item 10   CERTIFICATION:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 11, 1996

                                    FORSTMANN-LEFF ASSOCIATES INC.


                                    By:  /s/ Peter A. Lusk
                                    Peter A. Lusk
                                    Chief Operating Officer


                                    FLA ASSET MANAGEMENT, INC.


                                    By:  /s/ Peter A. Lusk
                                    Peter A. Lusk
                                    Executive Vice President
                                    and Chief Operating Officer

                                                         Exhibit A



                                  AGREEMENT

     The undersigned, Forstmann-Leff Associates Inc. and FLA Asset Management, Inc., agree that the statement to which this exhibit is appended is filed on behalf of both of them.


November 11, 1996


                          FORSTMANN-LEFF ASSOCIATES INC.


                          By:  /s/ Peter A. Lusk

                          Peter A. Lusk
                          Chief Operating Officer


                          FLA ASSET MANAGEMENT, INC.


                          By:  /s/ Peter A. Lusk

                          Peter A. Lusk
                          Executive Vice President
                          and Chief Operating Officer